SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------



                                 SCHEDULE TO - C

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                ONIX Systems Inc.
                       ---------------------------------
                       (Name of Subject Company (Issuer))

                    Thermo Instrument Systems Inc. (Offeror)
               Thermo Electron Corporation (Affiliate of Offeror)
               --------------------------------------------------
         (Names of Filing Persons (Identifying Status as Offeror, Issuer
                                or Other Person))

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   67088G 10 8
                                   -----------
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
                       ----------------------------------
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*                  Amount of Filing Fee
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Filing relates solely to preliminary                                  None.
communications made before the
commencement of a tender offer.
--------------------------------------------------------------------------------

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________

Form or Registration No.: _____________

Filing Party: ________________________

Date Filed:  _________________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[   ]  issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Investor Contact: 781-622-1111
Media Contact: 781-622-1252




             Thermo Electron Announces Progress on Company Reorganization



WALTHAM, Mass., March 6, 2000 - One month following its announcement of an ambitious plan to simplify the company and focus solely on its core measurement and detection instruments business, Thermo Electron Corporation (NYSE-TMO) announced today that it has initiated the first steps required to take three of its subsidiaries private.

      On Friday, the company's Thermo Instrument Systems Inc. (ASE-THI) subsidiary filed with the Securities and Exchange Commission (SEC) the materials necessary to take its Thermo Optek Corporation and ThermoQuest Corporation businesses private through short-form mergers. The SEC must complete its review of these materials before the mergers can be finalized. Thermo Electron expects these mergers to be completed in the second quarter of 2000.

      In addition, the company announced that its Thermedics Inc. (ASE-TMD) subsidiary has commenced its previously announced cash tender offer of $15.50 per share for any and all outstanding shares of its Thermo Sentron Inc. business. The offer and withdrawal rights will expire at midnight on Thursday, March 30, 2000, unless the offer is extended.

      The goal of the tender offer is to bring Thermedics' and Thermo Electron's combined equity ownership in Thermo Sentron to at least 90 percent. If Thermedics and Thermo Electron achieve this 90-percent-ownership level, Thermo Sentron would then be spun into Thermedics through a "short-form" merger at the same cash price as the tender offer. Thermedics expects to complete the spin-in of Thermo Sentron in the second quarter of 2000. The tender offer for Thermo Sentron and proposed subsequent short-form merger require SEC clearance of necessary filings. The short-form merger would not require Thermo Sentron board or shareholder approval.

      Thermo Electron is pursuing an aggressive timetable to complete its reorganization plan and expects to commence tender offers for Metrika Systems, ONIX Systems, Thermo BioAnalysis, and Thermedics Detection over the next two weeks.

      Thermo Electron Corporation is a leading provider of analytical and monitoring instruments used in a broad range of applications, from life sciences research to telecommunications to food and beverage production. In addition, Thermo Electron serves the healthcare market through a family of medical products, and is a major producer of paper recycling systems and provides water-clarification and fiber-recovery products and services. As announced on January 31, 2000, the company has initiated a major reorganization that would transform it into one publicly traded entity focused on its core measurement and detection instruments business. The company's medical products and paper recycling businesses will be spun off as dividends to Thermo Electron shareholders. More information is available on the Internet at http://www.thermo.com.

Other Important Information:
The tender offers described in this announcement for the outstanding shares of Thermedics Detection, Metrika Systems, ONIX Systems and Thermo BioAnalysis common stock have not yet commenced. As soon as the tender offers commence, we will file tender offer statements with the Securities and Exchange Commission. You should read the tender offer statements when they become available because they will contain important information about the tender offers. You can obtain the tender offer statements and other documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov. If you write us or call us, we will send you these documents for free when they are available:

      o Tender Offer Statements (except for exhibits)
      o Offers to Purchase
      o Letters of Transmittal
      o Notices of Guaranteed Delivery

You can call us at (781) 622-1111 or write to us at:

      Investor Relations Department
      Thermo Electron Corporation
      81 Wyman Street, P.O. Box 9046
      Waltham, MA 02454-9046


      The  following  constitutes a "Safe  Harbor"  statement  under the Private
Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K, for the year ended January 2, 1999. These include risks and uncertainties relating to: the company's spinout and acquisition strategies, competition, international operations, technological change, possible changes in governmental regulations, capital spending and government funding policies, and dependence on intellectual property rights.


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